

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail

Mr. S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

> **Re: Infosys Technologies Limited**
> **Form 20-F for the Fiscal Year ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-25383**

Dear Mr. Gopalakrishnan:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

1.   We note your benefit received from the STP Tax Holiday. Please tell us how you considered disclosing the per share effects of this tax holiday, as well as the aggregate dollar effect of the holiday. Refer to SEC Release No. 34-57026 and SAB Topic 11C.

Notes to the Consolidated Financial Statements

Note 1. Company Overview and Significant Accounting Policies

Note 1.3 Basis of consolidation

2.   Your disclosure indicates that non-controlling interests are excluded from the consolidated financial statements of the Group companies. Please tell us how you considered the guidance in IAS 27.27 and 28 related to the presentation of non-controlling interests.

Note 2.17 Income taxes

3.   In your reconciliation of the income tax provision, we note that you present both of the line items, Overseas taxes and Tax reversals, on a net basis. Please tell us and quantify the items that are being netted on these line items.

4.   Your disclosure under Income Taxes in your Overview section states that as a result of tax incentives from the Government of India, a substantial portion of your pre-tax income has not been subject to significant tax in recent years. In light of this statement, it is unclear why your domestic taxes are greater than your foreign taxes in consideration that your domestic revenues are significantly lower than your foreign revenues. In this regard, we note your income tax expense table in Note 2.17 compared to your geographic revenues in Note 2.20.2. Please advise.

Note 2.20 Segment reporting

5.   We note your disclosure under Note 1.1, that you offer software products for the banking industry and business process management services in addition to providing business solutions. Please tell us your considerations of breaking out revenue by product and service. Refer to paragraphs 31 and 32 of IFRS 8.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant